

March 31, 2022

Joseph M. Hogan
President and Chief Executive Officer
ALIGN TECHNOLOGY INC
410 North Scottsdale Road, Suite 1300
Tempe, Arizona 85281

> **Re: Align Technology, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed February 25, 2022**
> **File No. 001-32259**

Dear Mr. Hogan :

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2021

Consolidated Financial Statements
Revenue Recognition, page 68

1. You disclose that determining the standalone selling price, allocation of consideration from the contract to the individual performance obligations and the appropriate timing of revenue recognition is the result of significant qualitative and quantitative judgments. You also identify a variety of factors that you consider, which may vary over time. Please tell us how your disclosure is consistent with ASC 606-10-50-1(b) as it relates to the disclosure of quantitative information related to your significant judgments and changes in judgments. As part of your response, please address how your disclosure meets the objective of the disclosure requirements of Topic 606.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Christie Wong at (202) 551-3684, or Michael Fay, Senior Staff Accountant, at (202) 551-3812 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences